CONSENT:

I, David Bending, P.Geo and Qualified Person responsible for this geological report:

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Consent to the use of the content of the geological report  by Aureus Incorporated and to the written disclosure of the geological report and of extracts from or a summary of the geological report in the written disclosure being filed.

    Dated in Reno, Nevada this 12th day of November, 2014

/s/David Bending
David A. Bending, M.Sc. P.Geo
Principal, Gold Exploration Management Services, Inc.